EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2015 Financial Results and Provides Second Quarter 2015 Guidance

Company Meets Q1 Revenue, Gross Margin, and EPS Guidance

Provides Second Quarter 2015 Guidance Revenue to Decline 5% to 9% Sequentially, Gross Margin to Decline about 2% and GAAP EPS to be 4.0 to 5.0 cents

  Net revenue decreased 8.0% year-over-year to $179.0 million.
  Gross margin for the quarter reached 25.7%, an increase of 1.0% year-over-year and sequentially.
  Large-sized panel driver sales increased by 18.4% year-over-year, representing 32.2% of total revenue.
  Small and medium-sized panel driver sales decreased by 21.5% year-over-year, representing 48.6% of total revenue.
  Non-driver sales decreased by 2.2% year-over-year, representing 19.2% of total revenue.
  First quarter 2015 GAAP net income decreased to $12.6 million, down 20.0% from the first quarter of 2014; GAAP earnings per diluted ADS was 7.3 cents, down 20.0% from the same period last year.
  First quarter 2015 Non-GAAP net income decreased to $13.1 million, down 19.3% from the first quarter of 2014; Non-GAAP earnings per diluted ADS was 7.6 cents, down 19.3% from the same period last year.
  Company remains positive on its business outlook for the second half of 2015.

TAINAN, Taiwan, May 14, 2015 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announces financial results for the first quarter ended March 31, 2015.

SUMMARY FINANCIALS

First Quarter 2015 Results Compared to First Quarter 2014 Results (USD in millions) (unaudited)
	Q1 2015	Q1 2014	CHANGE
Net Revenue	$179.0 million	$194.6 million	-8.0%
Gross Profit	$46.0 million	$48.0 million	-4.1%
Gross Margin	25.7%	24.7%	+1.0%
GAAP Net Income Attributable to Shareholders	$12.6 million	$15.7 million	-20.0%
Non-GAAP Net Income Attributable to Shareholders	$13.1 million (1)	$16.2 million (2)	-19.3%
GAAP EPS (Per Diluted ADS, USD)	$0.073	$0.091	-20.0%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.076 (1)	$0.094 (2)	-19.3%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charges, net of tax.

First Quarter 2015 Results Compared to Fourth Quarter 2014 Results (USD in millions) (unaudited)
	Q1 2015	Q4 2014	CHANGE
Net Revenue	$179.0 million	$227.2 million	-21.2%
Gross Profit	$46.0 million	$56.0 million	-17.9%
Gross Margin	25.7%	24.7%	+1.0%
GAAP Net Income Attributable to Shareholders	$12.6 million	$15.6 million	-19.6%
Non-GAAP Net Income Attributable to Shareholders	$13.1 million (1)	$16.1 million (2)	-18.9%
GAAP EPS (Per Diluted ADS, USD)	$0.073	$0.091	-19.6%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.076 (1)	$0.094 (2)	-19.0%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

"We are pleased to report that our 2015 first quarter revenue, gross margin, GAAP and non-GAAP earnings per diluted ADS all met our guidance for the quarter," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "As we previously cautioned, ongoing softness in China's smartphone and tablet markets, which was worsened by fewer working days due to the timing of Chinese New Year, dampened our first quarter performance and near term outlook. Following the soft overall market in the first quarter of 2015, the semiconductor industry and Himax will likely continue to feel pressure in the second quarter due to continuous weak demand in the China smartphone market. As a semiconductor company, we are subjected to customer forecast fluctuations and changes in market conditions. We believe this is a normal occurrence in the industry that should not affect our long-term growth prospects."

Mr. Wu concluded: "Regardless of the near term performance, we remain committed to our long-term growth strategy. We have successfully implemented a multi-year plan to diversify our products and customer base. China panel manufacturers' aggressive capacity expansion across all panel sizes will also work in our favor. We also see further catalysts for growth in our CMOS image sensor, LCOS, and WLO businesses starting in the second half of this year, and we remain positive on the business outlook during this period."

First Quarter 2015 Financial Results Breakdown by Product Line (USD in millions) (unaudited)
	Q1 2015%		Q1 2014%		% Change
Display drivers for large-sized panels	$57.6	32.2%	$48.6	25.0%	+18.4%
Display drivers for small/medium-sized panels	$87.0	48.6%	$110.8	56.9%	-21.5%
Non-driver products	$34.4	19.2%	$35.2	18.1%	-2.2%
Total	$179.0	100.0%	$194.6	100.0%	-8.0%

	Q1 2015%		Q4 2014%		% Change
Display drivers for large-sized panels	$57.6	32.2%	$65.5	28.8%	-12.1%
Display drivers for small/medium-sized panels	$87.0	48.6%	$114.8	50.5%	-24.2%
Non-driver products	$34.4	19.2%	$46.9	20.7%	-26.5%
Total	$179.0	100.0%	$227.2	100.0%	-21.2%

Himax's first quarter revenue of $179.0 million represented an 8.0% decrease from the first quarter of 2014, and a 21.2% sequential decrease from the fourth quarter of 2014. Revenue from large panel display drivers was $57.6 million, which is an increase of 18.4% from the first quarter of 2014, and down 12.1% sequentially. Large panel driver IC accounted for 32.2% of total revenue for the first quarter, compared to 25.0% a year ago and 28.8% in the last quarter. The year-over-year increase in large panel display revenue was a result of market share gain, with the sequential decrease caused by a slow-down in notebook and monitor markets, and lower shipments of 4K TVs from the Company's customers in this business segment. The year-over-year increase in large panel display revenue was a result of market share gain.

Revenue for small and medium-sized drivers was $87.0 million, down 21.5% from the same period last year and down 24.2% sequentially. Driver IC revenue for small and medium-sized applications accounted for 48.6% of total sales for the first quarter, as compared to 56.9% a year ago, and 50.5% in the previous quarter. It is the first quarter that Himax saw substantial quarter-over-quarter and year-over-year decline in its small and medium-sized driver sales since the smartphone boom that lifted this segment in 2011. As the Company has forecasted since the third quarter of 2014, the small and medium driver IC weakness is particularly significant in China, and the overall market sentiment is low. China's smartphone vendors, lacking new government stimulus programs, have remained cautious as they are forced to try new sales channels such as e-commerce and direct sales points to replace the previous approach of selling through telecom operators. Although these new channels appear to represent a strong growth engine for the market in the future, they do not yet have the size to offset the loss in the telecom market. Another factor adding to current weakness is a significant decline in Chinese exports due to Chinese smartphone manufacturers' concerns that a strong RMB would further compress their already thin profit margins.

Revenue from Himax's non-driver businesses were $34.4 million, down 2.2% from the same period last year and down 26.5% sequentially. Non-driver products accounted for 19.2% of total revenue, as compared to 18.1% a year ago, and 20.7% in the previous quarter. Within the non-driver business segment, the main contributors included timing controllers, programmable gamma OP, touch panel controllers, CMOS image sensors, power management ICs, LCOS microdisplays, and ASIC services. As the Company reported in the last earnings call, many of the growth engines in its non-driver business segment were affected by the weakness in the Chinese market for all panel sizes, particularly in the smartphone and tablet segments, which resulted in the sequential decline.

Gross margin for the first quarter of 2015 was 25.7%, a 100 basis point increase from the same period last year and from the previous quarter, both at 24.7%. Gross margin expansion came from lower revenue percentage of driver ICs used in China smartphones, yet it only met the low end of Himax's guidance due to continuous price pressure.

First quarter 2015 GAAP operating expenses were $30.4 million, up 5.1% from the same period a year ago and down 9.0% from the previous quarter. Operating expenses increased from the first quarter of 2014 due to higher expenses for additional headcount to support new projects and annual salary increases. The quarter-over-quarter operating expense decline reflected decreases in R&D expenses and allowances for bad debt.

GAAP operating income for the first quarter of 2015 was $15.6 million or 8.7% of revenue, down 18.1% year-over-year and down 30.9% sequentially. The decline was mainly due to lower sales in the quarter. Reported GAAP net income was $12.6 million, or 7.3 cents per diluted ADS, compared to $15.7 million, or 9.1 cents per diluted ADS, for the same period last year, and $15.6 million, or 9.1 cents per diluted ADS, in the previous quarter. GAAP net income declined 20.0% year-over-year and declined 19.6% from the previous quarter.

Non-GAAP net income in the first quarter was $13.1 million, or 7.6 cents per diluted ADS, representing a decline of 19.3% year-over-year and a decline of 18.9% sequentially. Non-GAAP earnings per diluted ADS declined 19.3% from the same period last year, and declined 19.0% over the previous quarter.

Balance Sheet and Cash Flow

Himax had $178.8 million of cash, cash equivalents, and marketable securities at the end of March, 2015, up from $139.7 million during the same time last year, and down from $187.8 million last quarter. In addition to its strong cash position, Himax's restricted cash was $130.2 million at the end of the quarter. The restricted cash is mainly used to guarantee the company's short-term loan for the same amount. Himax remains a debt-free company.

Inventories as of March 31, 2015 were $186.1 million, up from $172.3 million for the same period last year and up from $166.1 million last quarter. As mentioned in the previous earnings call, the Company foresaw higher inventory as a move to counter foundry capacity constraints in 8" wafers, but expected customer restocking after the Chinese New Year and into the second quarter of 2015. The overall market weakness has resulted in less shipment in the quarter and higher inventories. When market demand rebounds, the Company believes it will be able to decrease these inventory levels. Accounts receivable at the end of March 2015 were $192.7 million, as compared to $204.5 million for the same period last year, and $219.4 million last quarter. DSO was 97 days at end of March 31, 2015, as compared to 95 days the same period a year ago, and 95 days at end of the last quarter.

Net cash outflow from operating activities for the first quarter of 2015 was $3.7 million, as compared to cash inflow of $9.3 million for the first quarter of 2014, and cash inflow of $38.7 million last quarter. Both the year-over-year and sequential declines were mainly due to higher inventory and a decrease in accounts payable, offset by lower accounts receivable in the quarter.

Capital expenditures were $1.8 million during the first quarter of 2015 versus $2.7 million for the same period last year, and $2.4 million last quarter. Among other things, Himax expanded its clean room facilities for its WLO product line during the quarter.

Share Buyback Update

As of March 31, 2015, Himax had 171.2 million ADSs outstanding, which is unchanged from the last quarter. On a fully diluted basis, the total number of ADSs outstanding is 172.2 million.

Fiscal Year 2014 Dividend Declaration

As announced in the press release issued on May 11th, Himax is pleased to announce that its annual cash dividend will be 30 cents per ADS in 2015, totaling $51.4 million. The dividends will be paid out in July. Himax's dividend is determined primarily by the prior year's profitability. The decision to pay out 77.5% of last year's net profit demonstrates the Company's continued support for its shareholder base and confidence in its long-term profitability.

2015 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Nadiya Chen and Ms. Penny Lin, internal IR Managers, and Mr. Adam Holdsworth, Himax's US-Based IR, will maintain investor marketing activities and attend future investor conferences in the U.S. If you are interested in speaking with Management and taking meetings with the Company, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Following the soft overall market in the first quarter of 2015, the semiconductor industry and Himax will likely continue to feel pressure in the second quarter due to continuous weak demand in the China smartphone market. As a result, the second quarter revenue is unlikely to enjoy its usual rebound from the first quarter. Thus, the Company anticipates gross margin will decline during the quarter. Two additional factors that will impact gross margin negatively in the second quarter are a slight decline of non-driver products as a percentage of Himax's total revenue and lower NRE (Non-Recurring Engineering) income. Himax expects non-driver sales percentage to rise again in the second half of the year.

In Himax's large panel driver IC business, TV applications will be the main growth area, partially offsetting the softness of those for notebooks and monitors. The forces behind growth in TV applications include market share gains with several of Himax's customers, sales of 4K TVs tracking better than the first quarter, and display manufacturing capacity expansion in China. Himax is confident that its large panel driver IC business will generate double-digit growth this year.

The other segment in the Company's driver business are ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Himax highlighted in its previous earnings call that the Company will be monitoring smartphone sell-through in China closely to see if a major rebound is on the horizon. Unfortunately, its Chinese customers did not see strong sell-through during the Chinese New Year and Labor Day holidays, and therefore the Company remains cautious in its short-term outlook for the smartphone market. As mentioned earlier, the China market is experiencing sluggish consumer demand in smartphones due to the lack of government subsidies and unfavorable macro factors such as the strong RMB that negatively affects exports. Himax believes these factors will continue to impact small and medium-sized panel driver ICs longer than the market has expected. Recent market statistics showed that the number of smartphone subscribers in China is growing at a slow single digit pace in 2015, and analysts are predicting flat year-over-year smartphone shipments in China for 2015.

Himax's smartphone IC business in China also suffered from the outcome of the recent competitive landscape where its main end customer base, the traditional leading local and Korean names, has been outcompeted by others. The Company's second quarter outlook is also affected, as many of such end customers postponed their new model launches from the second quarter to the second half of the year. Regardless of the bearish market sentiment, Himax is working on three product areas that will fuel the next growth ride. Further resolution migration to QHD is raising the bar of driver IC design and display development for the industry. Himax's QHD driver IC shipment will start by the end of the second quarter and the company believes this product transition is a promising trend for the Company with less intensive competition. On top of the expected resolution migration, Himax is also optimistic about the contribution from two product areas, namely AMOLED driver IC and TDDI, which integrates the driver and touch panel controllers into one. On the AMOLED driver IC front, Himax collaborates closely with multiple panel customers in Korea and China, some of which are likely to see meaningful volume starting early next year. AMOLED drivers require rather different know-how compared to those for the traditional TFT LCD displays and often need tailor-made design for each individual panel maker's special technical requirements. There are few competitors in this marketplace and Himax is well positioned, having been engaged by numerous existing and new AMOLED panel makers in their new panel developments. The progress of TDDI will be addressed later.

For driver ICs used in the tablet market, the tightening of credit from the Chinese government has resulted in business closures of some white-box tablet customers, which has resulted in a decline of three consecutive quarters, and the Company is now finally seeing this market improving in the second quarter. Himax's observations remain that the trends in the mainstream tablet market will be upgraded to 10" and above from the once popular sizes of 7" to 9" with higher resolutions, which is a favorable trend to the driver IC demand. However, its contribution to Himax's sales will not be significant until 2016.

Among driver ICs used in small and medium-sized panels, the best-performing category in 2015 are for automotive applications. Himax has successfully engaged key panel manufacturers and module houses for long-term partnerships. Himax anticipates second quarter sales to be slightly stronger than the same quarter last year, although the Company saw a slight decline sequentially versus the first quarter of 2015. The Company believes this segment will continue to grow in the second half of 2015. Himax's ICs are well recognized by numerous tier 1 automobile brands globally, thus they are well positioned to take advantage of this growing market.

To sum up, compared to the previous quarter, the Company's small and medium-sized driver segment will decline high single digit in the quarter sequentially.

On a side note, on the backdrop of soft market demand, Himax is seeing gross margin pressure in driver ICs used in all panel sizes. However, the Company remains focused on margin expansion and continue to work on diversifying its products and customer base to achieve this.

For the past few years, Himax's non-driver business segment has been its most exciting growth engine. However, as several main product areas in this segment share similar end markets with small and medium panel driver ICs, a temporary setback in the first and second quarter cannot be avoided this year and the Company is forecasting for a high single digit decline for the quarter. However, as new product development evolves, the Company remains positive on the long-term growth prospect of its non-driver businesses.

Himax's touch panel controller product line declined approximately 20% sequentially in the first quarter. It anticipates the softness to be carried into the second quarter. While the discrete touch panel market is sluggish, Himax started to see its on-cell products making its way into several major end customers with new design-wins on track to start contributing to its top line in the third quarter. Himax is also excited about its technological advances and product development progress in the latest pure in-cell technology, where Himax is one of the pioneers in offering one-chip solutions integrating driver IC and touch panel controllers, or TDDI. Driven by top-tier TFT-LCD makers, the industry is moving towards pure in-cell panels, which is set to start mass production in the second half of this year. The Company is in partnership with essentially all of the leading panel manufacturers in pure in-cell touch for joint technological development, and feel there is a strong market for these products ahead.

Himax's CMOS image sensors also experienced a down quarter since 4G smartphone adoption in China remained weak. The lack of smartphone replacement demand hurt the shipments of Himax's high end product offerings. The Company is optimistic of the possibility of securing significant design-wins in the second half of the year with its 8-megapixel and 13-megapixel sensors.

Regarding Himax's LCOS business, Himax continues to collaborate with industry heavy weights on tailor made head mounted display designs, and the Company remains enthusiastic about the products in the pipeline. These products incorporate its LCOS technology and are truly revolutionary in nature with breakthrough capabilities. Himax's team continues to push technological limits to new levels and integrate key components to its LCOS modules. As an integral component provider of head-mounted displays, the Company stands by its customers as they work on designs for this next generation product segment. Himax's LCOS team has been very busy, gearing up for early stage pilot production for some of its top tier customers in their new head mounted devices.

Furthermore, the Company continues to partner with numerous industry leading players using its cutting edge and industry-dominant wafer level optics, or WLO, for the development of three technologies of the future, namely array cameras, special purpose sensors, and microdisplay wave-guides for head-mounted displays. As its top-tier customers begin to mass produce products embedding these new technologies, Himax, being in the heart of that supply chain, should benefit significantly. To meet the anticipated demand for its LCOS and WLO products, the Company started to expand its production capacity in the first quarter of 2015. Himax will report its progress in due course. However, the Company would like to remind investors that it believes, similar to the HMD market, while WLO can enable cutting edge products, such products are early stage in nature. Himax, along with its partners, are pioneers in these technologies and are committed to bring them into commercialization.

Second Quarter 2015 Guidance

The Company is providing the following financial guidance for the second quarter of 2015:

Net Revenue:	To be down 5% to 9% as compared to the first quarter of 2015
Gross Margin:	To be down approximately 2% from the first quarter of 2015
GAAP EPS:	4.0 to 5.0 cents per diluted ADS, as compared to 7.3 cents reported in the first quarter of 2015
Non GAAP EPS(1):	4.3 to 5.3 cents per diluted ADS, as compared to 7.6 cents reported in the first quarter of 2015

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

HIMAX TECHNOLOGIES FIRST QUARTER 2015 EARNINGS CONFERENCE CALL

Himax Technologies, Inc. will hold a conference call with investors and analysts to discuss the Company's first quarter 2015 financial results and the second quarter guidance.

DATE:	Thursday, May 14, 2015
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. (855) 219-9220
INTERNATIONAL (973) 935-8720
CONFERENCE ID:	36840753
WEBCAST:	http://edge.media-server.com/m/p/8xz3ac3s

A replay of the call will be available beginning two hours after the call through midnight May 21, 2015 (12 p.m. May 21, Taiwan time) on www.himax.com.tw and by telephone at +(855) 859-2056 (US Domestic) or +(404) 537-3406 (International). The conference ID number is 36840753. This call is being webcast by Nasdaq and can be accessed through this link, or at Himax's website, where the webcast can be available through May 14, 2016.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,700 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,575 patents granted and 738 patents pending approval worldwide as of March 31, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months		Three Months
	Ended March 31,		Ended December 31,
	2015	2014	2014

Net revenues	$179,045	$194,642	$227,179

Costs and expenses:
Cost of revenues	133,013	146,620	171,140
Research and development	21,300	20,454	22,788
General and administrative	4,493	4,270	4,901
Sales and marketing	4,591	4,195	5,714
Total costs and expenses	163,397	175,539	204,543

Operating income	15,648	19,103	22,636

Non operating income (loss):
Interest income	202	123	225
Equity in losses of equity method investees	(50)	(75)	(24)
Foreign exchange gains (losses), net	(313)	253	759
Interest expense	(114)	(113)	(149)
Other income (losses), net	104	(239)	938
	(171)	(51)	1,749
Earnings before income taxes	15,477	19,052	24,385
Income tax expense	3,916	3,620	9,247
Net income	11,561	15,432	15,138
Net loss attributable to noncontrolling interests	1,004	282	487
Net income attributable to Himax stockholders	$12,565	$15,714	$15,625

Basic earnings per ADS attributable to Himax stockholders	$0.073	$0.092	$0.091
Diluted earnings per ADS attributable to Himax stockholders	$0.073	$0.091	$0.091

Basic Weighted Average Outstanding ADS	171,608	170,920	171,608
Diluted Weighted Average Outstanding ADS	172,185	172,234	172,161

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Three Months		Three Months
	Ended March 31,		Ended December 31,
	2015	2014	2014
Share-based compensation
Cost of revenues	$7	$15	$6
Research and development	312	228	312
General and administrative	132	50	132
Sales and marketing	84	57	84
Income tax benefit	(127)	(83)	(127)
Total	$408	$267	$407

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$194	$268	$194
Sales and marketing	--	96	--
Income tax benefit	(83)	(125)	(83)
Total	$111	$239	$111

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	March 31,	December 31,	March 31,
	2015	2014	2014
Assets
Current assets:
Cash and cash equivalents	$176,362	$185,466	$138,888
Restricted cash and cash equivalents	130,180	130,179	108,336
Investments in marketable securities available-for-sale	2,407	2,377	784
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	192,715	219,368	204,472
Inventories	186,143	166,105	172,335
Deferred income taxes	6,724	7,740	8,965
Prepaid expenses and other current assets	19,106	18,341	13,721
Total current assets	713,637	729,576	647,501
Investment securities	11,211	11,211	16,688
Equity method investments	3,666	102	111
Property, plant and equipment, net	54,879	57,271	59,063
Deferred income taxes	566	477	2,172
Goodwill	28,138	28,138	28,138
Other intangible assets, net	4,085	4,281	4,868
Other assets	1,948	1,938	1,503
	104,493	103,418	112,543
Total assets	$818,130	$832,994	$760,044
Liabilities, Redeemable noncontrolling interest and
Equity
Current liabilities:
Short-term debts	$130,000	$130,000	$105,500
Accounts payable	148,657	179,328	139,112
Income taxes payable	22,187	19,050	19,180
Other accrued expenses and other current liabilities	27,677	27,027	25,404
Total current liabilities	328,521	355,405	289,196
Other liabilities	5,546	5,636	2,899
Total liabilities	334,067	361,041	292,095
	3,656	3,656	3,656
Redeemable noncontrolling interest
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 342,425,144 shares, 342,425,144 shares, 341,049,418 shares outstanding at March 31, 2015, December 31, 2014, and March 31, 2014, respectively	107,010	107,010	107,010
Additional paid-in capital	108,357	107,808	106,997
Treasury shares, at cost, 14,274,338 shares, 14,274,338 shares and 15,650,064 shares at March 31, 2015, December 31, 2014, and March 31, 2014, respectively	(10,144)	(10,144)	(11,120)
Accumulated other comprehensive loss	(311)	(316)	(471)
Unappropriated retained earnings	280,831	268,266	263,424
Himax stockholders' equity	485,743	472,624	465,840
Noncontrolling interests	(5,336)	(4,327)	(1,547)
Total equity	480,407	468,297	464,293
Total liabilities, redeemable noncontrolling	$818,130	$832,994	$760,044
interest and equity

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months		Three Months
	Ended March 31,		Ended December 31,
	2015	2014	2014

Cash flows from operating activities:
Net income	$11,561	$15,432	$15,138
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,966	3,619	3,903
Bad debt expense	---	---	554
Share-based compensation expenses	535	350	534
Gain on disposals of property and equipment	---	---	(2)
Gain on disposals of equity method investment	(88)	---	---
Loss on disposals of investment securities	---	241	---
Loss (gain) on disposals of marketable securities, net	(2)	1	26
Valuation gain on financial liabilities	---	---	(1,255)
Impairment loss on investment	---	---	309
Equity in losses of equity method investees	50	75	24
Deferred income tax expense	908	927	2,710
Inventories write downs	1,993	1,735	2,892
Changes in operating assets and liabilities:
Accounts receivable	26,636	(3,765)	(1,149)
Inventories	(22,031)	3,329	(11,858)
Prepaid expenses and other current assets	590	1,328	573
Accounts payable	(30,671)	(12,178)	23,375
Income taxes payable	3,141	2,249	3,092
Other accrued expenses and other current liabilities	(219)	(4,037)	(184)
Other liabilities	(80)	(1)	(2)
Net cash provided by (used in) operating activities	(3,711)	9,305	38,680

Cash flows from investing activities:
Purchases of property and equipment	(1,842)	(2,709)	(2,383)
Purchases of available-for-sale marketable securities	(4,426)	(3,311)	(6,252)
Proceeds from disposals of available-for-sale marketable securities	4,428	3,305	6,851
Proceeds from disposals of investment securities	---	4,948	---
Proceeds from capital reduction of investments	---	---	1,168
Purchases of equity method investment	(3,690)	---	---
Proceeds from disposals of equity method investment	179	---	---
Releases (pledges) of restricted cash, cash equivalents and marketable securities	(3)	66	2,887
Repayments of refundable deposits, net	(26)	(6)	(31)
Net cash provided by (used in) investing activities	(5,380)	2,293	2,240

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months		Three Months
	Ended March 31,		Ended December 31,
	2015	2014	2014
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	3	10	18
Purchases of subsidiary shares from noncontrolling	(9)	---	(46)
interests
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	---	---	7,500
Proceeds from borrowing of short-term debts	140,000	86,500	136,000
Repayments of short-term debts	(140,000)	(86,500)	(143,500)
Net cash provided by (used in) financing activities	(6)	10	(28)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(7)	(40)	(3)
Net increase (decrease) in cash and cash equivalents	(9,104)	11,568	40,889
Cash and cash equivalents at beginning of period	185,466	127,320	144,577
Cash and cash equivalents at end of period	$176,362	$138,888	$185,466

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$74	$113	$223
Income taxes	$100	$481	$84

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months		Three Months
	Ended March 31,		Ended December 31,
	2015	2014	2014
Revenues	$179,045	$194,642	$227,179

Gross profit	46,032	48,022	56,039
Add: Share-based compensation – Cost of revenues	7	15	6
Gross profit excluding share-based compensation	46,039	48,037	56,045
Gross margin excluding share-based compensation	25.7%	24.7%	24.7%

Operating income	15,648	19,103	22,636
Add: Share-based compensation	535	350	534
Operating income excluding share-based compensation	16,183	19,453	23,170
Add: Acquisition-related charges –Intangible assets amortization	194	364	194
Operating income excluding share-based compensation and acquisition-related charges	16,377	19,817	23,364
Operating margin excluding share-based compensation and acquisition-related charges	9.1%	10.2%	10.3%
Net income attributable to Himax stockholders	12,565	15,714	15,625
Add: Share-based compensation, net of tax	408	267	407
Add: Acquisition-related charges, net of tax	111	239	111
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	13,084	16,220	16,143
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.3%	8.3%	7.1%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

Three Months Ended March 31, 2015
Diluted GAAP earnings per ADS attributable to Himax stockholders	$0.073
Add: Share-based compensation per ADS	$0.002
Add: Acquisition-related charges per ADS	$0.001

Diluted non-GAAP earnings per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.076

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22513
         Fax: 886-2-2314-0877
         Email: nadiya_chen@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         PCG Advisory Group, LLC
         Adam Holdsworth, Managing Director
         Tel: +1-646-862-4607
         Email: adamh@pcgadvisory.com
         www.pcgadvisory.com